Exhibit 3.12(a)
ARTICLES OF INCORPORATION
OF
ORTHOLINK/NEW MEXICO ASC, INC.
ARTICLE 1
NAME
     The name of the corporation is:
OrthoLink/New Mexico ASC, Inc.
ARTICLE 2
AUTHORIZED SHARES
     The corporation shall have authority, to be exercised by the board of directors, to issue no more than One Thousand (1,000) shares of capital stock. These shares shall be one class, with a par value of $1.00 per share, and shall be designated as “Common Stock.” The holders of Common Stock shall have unlimited voting rights and shall be entitled to receive the net assets of the corporation upon dissolution.
ARTICLE 3
REGISTERED OFFICE AND AGENT
     The initial registered office of the corporation is located at the following street address:
CT Corporation System
1201 Peachtree Street, N.E.
Atlanta, Fulton County, Georgia 30361.
     The name of the initial registered agent of the corporation at registered office named above is:
CT Corporation System.

ARTICLE 4
INCORPORATOR
     The name and address of the incorporator is:
Craig D. Apolinsky
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Fulton County, Georgia 30309-3424.
ARTICLE 5
PRINCIPAL OFFICE
     The mailing address of the initial principal office of the corporation is:
201 Ceder S.E., Suite 7650
Albuquerque, New Mexico 87106.
ARTICLE 6
BOARD OF DIRECTORS
     The initial board of directors (hereinafter “Board of Directors”) shall consist of two (2) members. The name and address of each member are:

Robert A. Yeager	Dale L. Stegall
103 Powell Court	103 Powell Court
Suite 350	Suite 350
Brentwood, TN 37027	Brentwood, TN 37027
ARTICLE 7
SHAREHOLDER ACTION BY LESS THAN UNANIMOUS WRITTEN
CONSENT
     Any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number (or numbers, in the case of voting by groups) of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one or more written consents bearing the date of signature and describing the action taken, signed by shareholders entitled to take action without a meeting and delivered to the corporation for inclusion in the minutes or filing with the corporate records. If the action is taken by less than all of the shareholders entitled to vote on the action, all voting shareholders on the record date who did not participate in taking the action shall be given written notice of the action taken, and shall be furnished with the same material that would have been required to be sent to shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action, including notice of any applicable dissenters’ rights, not more than ten days after taking the action without a meeting.
ARTICLE 8
LIMITATION OF DIRECTOR LIABILITY
     Section 8.1 A director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability:
          (a) for any appropriation, in violation of his or her duties, of any business opportunity of the corporation;
          (b) for acts or omissions which involve intentional misconduct or a knowing violation of law;
          (c) of the types set forth in Section 14-2-832 of the Georgia Business Corporation Code; or
          (d) for any transaction from which the director received an improper personal benefit.
     Section 8.2 Any repeal or modification of the provisions of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the liability of a director of the corporation with respect to any act or omission occurring prior to the effective date of such repeal or modification.
     Section 8.3 If the Georgia Business Corporation Code is amended, after this Article becomes effective, to authorize corporate action further eliminating or limiting the liability of directors, then, without further corporate action, the liability of a director of the corporation, in addition to the limitation on liability provided herein, shall be limited to the fullest extent permitted by the Georgia Business Corporation Code, as so amended.
     Section 8.4 In the event that any of the provisions of this Article (including any provision within a single sentence) is held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the fullest extent permitted by law.
ARTICLE 9
CONSTITUENCY CONSIDERATIONS
     In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the corporation, the Board of Directors, committees of the Board of Directors, and individual directors, in addition to considering the effects of any action on the corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the corporation and its subsidiaries, the communities in which offices or other establishments of the corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that this Article shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.
     IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this ___ day of January in the year 2000.

/s/ Craig D. Apolinsky
Craig D. Apolinsky
Incorporator of OrthoLink/New Mexico ASC, Inc.